SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                             -------

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*

                 SALIVA DIAGNOSTIC SYSTEMS, INC.
- -------------------------------------------------------------------
                         (Name of issuer)

                   COMMON STOCK, $.01 par value
- -------------------------------------------------------------------
                  (Title of class of securities)

                            795427 20 2
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                          (CUSIP number)

                        Michael T. Conway
              Lazare Potter Giacovas & Kranjac LLP,
            950 Third Avenue, New York, New York 10022
- -------------------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

                          July 19, 1999
- -------------------------------------------------------------------
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(f) or 240.13d-1(g), check the following box. | |

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 795427 20 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Luc Hardy ("Hardy")

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |  |
     (b) |  |

3.   SEC Use Only


4.   Source of Funds (See Instructions)

     SC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) | |

6.   Citizenship or Place of Organization

     France

               |    7.   Sole Voting Power
NUMBER OF |         1,500,000
SHARES         |    8.   Shared Voting Power
BENEFICIALLY   |         -0-
OWNED BY       |    9.   Sole Dispositive Power
EACH           |         1,500,000
REPORTING      |    10.  Shared Dispositive Power
PERSON WITH    |         -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,500,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain shares     |  |

13.  Percent of Class Represented by Amount in Row (11)

     18.49%

14.  Type of Reporting Person (See Instructions)

     IN

ITEM 1.   Security and Issuer

          Common Stock, $.01 par value
          SALIVA DIAGNOSTIC SYSTEMS, INC.
          11719 Northeast 95th St.
          Vancouver, WA 98682

ITEM 2.   Identity and Background:

     a.   Luc Hardy

     b.   303 Cognewaugh Road
          Greenwich - Cos Cob, CT  06807

     c.   Principal Occupation: Consultant
          Principal Employer:      Sagax Development Corp.
                         303 Cognewaugh Road
                         Greenwich - Cos Cob, CT  06807

     d.   None

     e.   None

     f.   France

ITEM 3.   Source and Amount of Funds or Other Consideration

     In August 1994, Hardy v. Saliva Diagnostic Systems, Inc., Ronald L. Lealos, Eugene Seymour and Richard S. Kalin, was filed in United States District Court, District of Connecticut by Luc Hardy, a former director and officer of the Company (the "Action"). The complaint alleged several causes of action against the Company and individual defendants, including former directors and officers of the Company, including breach of Mr. Hardy's employment agreement with the Company, intentional interference with contract by the individual defendants, slander and deceptive trade practices, all arising from his employment termination by the Company. A judgment was entered against the Company on March 23, 1999 for approximately $1,675,000. Pursuant to a settlement agreement dated July 2, 1999 (the "Settlement"), the Company issued approximately 1,500,000 shares of its common stock and will pay approximately $290,000 in cash over a two-year period to Mr. Hardy. As a part of this settlement, Mr. Hardy has agreed to enter into a two-year consulting agreement pursuant to which Mr. Hardy will provide consulting services to the Company. The settlement was to become effective upon Mr. Hardy's filing of a satisfaction and release of the judgment, as well as a stipulation of dismissal with prejudice of the Action, both of which have now occurred.

ITEM 4.   Purpose of Transaction

     The shares issued pursuant to the Settlement were acquired for, and are being held for, investment purposes. Hardy has no plan or proposal that is related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.   Interest in Securities of Issuer

          a. Aggregate Number: 1,500,000 shares of Common Stock, par value $.01; Percentage of Class: 18.49%. This information is as of April 30, 1999. Percentages are based on the information supplied by the April 30, 1999 Form SB-2 filed with the Securities and Exchange Commission by issuer which states that, as of April 30, 1999 there were 8,113,544 shares of Common Stock outstanding.

          b. Hardy has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares described in paragraph (a).

          c.   None

          d.   N/A

          e.   N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

ITEM 7.   Material to Be Filed as Exhibits

          None

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July **, 1999                                     s/Luc Hardy
- ------------------------------                  ______________
[Date]                                            LUC HARDY


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.